 Exhibit 99.1

Mark Podlasly Appointed to CIBC's Board of Directors

TORONTO, Oct. 10, 2023 /CNW/ - CIBC (TSX: CM) (NYSE: CM) today announced that Mark Podlasly (Nlaka'pamux Nation, BC) will be joining its Board of Directors effective November 1, 2023.

Mr. Podlasly is the Chief Sustainability Officer at the First Nations Major Projects Coalition, a national collective of 144 Indigenous nations that seeks ownership of major projects such as pipelines, electric utilities, and mining support infrastructure. He is also the Chair of the First Nations Limited Partnership (PTP Pipeline), comprising 16 First Nations in a $500 million commercial agreement with the Kitimat LNG project.

In addition, Mr. Podlasly is a director on the board of Hydro One Inc., a member of the Indigenous Advisory Council of CN Rail and a Trustee of the Nlaka'pamux Nation Legacy Trust.

"Mark brings deep expertise in sustainability, economic development for Indigenous communities and the development of large capital projects connected to energy, natural resources and community infrastructure around the world," said Kate Stevenson, Chair of the Board, CIBC. "His experience and perspectives will be a tremendous asset. We look forward to Mark's contributions as we oversee the implementation of the bank's client-focused strategy."

Mr. Podlasly holds a master's degree in public administration from Harvard University and a Bachelor of Arts in business administration from Trinity Western University.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

SOURCE CIBC

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%CIK: 0001045520

For further information: Investor Relations: Geoff Weiss, 416-980-5093, geoffrey.weiss@cibc.com; Investor & Financial Communications: Erica Belling, 416-594-7251, erica.belling@cibc.com

CO: CIBC

CNW 09:00e 10-OCT-23